Exhibit 99.1

Bilibili Inc. Announces 2022 First Quarter Financial Results

SHANGHAI, China, June 09, 2022 (GLOBE NEWSWIRE) – Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights:

•	Total net revenues reached RMB5,054.1 million (US$797.3 million), a 30% increase from the same period in 2021.

•	Average monthly active users (MAUs) reached 293.6 million, and mobile MAUs reached 276.4 million, an increase of 31% and 33% from the same period in 2021, respectively.

•	Average daily active users (DAUs) reached 79.4 million, a 32% increase from the same period in 2021.

•	Average monthly paying users (MPUs1) reached 27.2 million, a 33% increase from the same period in 2021.

“In the face of the unexpected COVID-19 resurgence and lockdowns, the first quarter presented new challenges impacting businesses nationwide, particularly in Shanghai, where our headquarters is based. During this period, our priority was to keep our employees safe and maintain normal business operations while over 8,000 employees worked from home,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Confronting the challenges, we delivered solid growth metrics in terms of our MAUs and DAUs, with improved user engagement levels. Daily time spent per user increased significantly to 95 minutes in the first quarter, setting a new record high. In the meantime, we are determined to advance our commercialization capabilities, which include growing our paying users and gaining market share in the advertising sector. As we move through the year, cost control and expense reduction will be paramount to helping us weather the macro headwinds. We look forward to returning to normal business order as we work together to minimize the impact of the pandemic.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “Our total net revenues in the first quarter were RMB5.1 billion, up 30% year-over-year. Catering to our users’ needs, we continued to improve our products and services, with our paying ratio reaching a record high of 9.3% in the period. On the other hand, while selectively investing in R&D that helps us improve our commercialization capabilities, we also progressed our expense control initiatives resulting in a quarter-over-quarter decrease in sales and marketing expenses. More cost containment efforts will follow in the coming quarters. Additionally, to increase our equity value and manage our liabilities, we repurchased outstanding ADSs and convertible bonds in the quarter. Looking ahead, we remain committed to creating value for our shareholders as we work on expanding our top line and narrowing our loss margins.”

First Quarter 2022 Financial Results

Total net revenues. Total net revenues were RMB5,054.1 million (US$797.3 million), representing an increase of 30% from the same period of 2021.

Mobile games. Revenues from mobile games were RMB1,357.8 million (US$214.2 million), representing an increase of 16% from the same period of 2021. The increase was primarily attributable to the newly launched mobile games.

Value-added services (VAS). Revenues from VAS were RMB2,052.2 million (US$323.7 million), representing an increase of 37% from the same period of 2021, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB1,040.8 million (US$164.2 million), representing an increase of 46% from the same period of 2021. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB603.3 million (US$95.2 million), representing an increase of 16% from the same period of 2021. The increase was primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB4,246.9 million (US$669.9 million), representing an increase of 43%, compared with the same period of 2021. Revenue-sharing cost, a key component of cost of revenues, was RMB2,145.5 million (US$338.4 million), representing an increase of 53% from the same period in 2021.

Gross profit. Gross profit was RMB807.2 million (US$127.3 million), compared with RMB937.9 million in the same period of 2021.

Total operating expenses. Total operating expenses were RMB2,798.1 million (US$441.4 million), representing an increase of 42% from the same period of 2021.

Sales and marketing expenses. Sales and marketing expenses were RMB1,253.9 million (US$197.8 million), representing a 25% increase year-over-year. The increase was primarily attributable to increased branding expenses, as well as increased headcount of sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB535.3 million (US$84.4 million), representing a 38% increase year-over-year. The increase was primarily due to increased headcount of general and administrative personnel, increased share-based compensation expenses, higher rental expenses, and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB1,008.8 million (US$159.1 million), representing a 74% increase year-over-year. The increase was primarily due to increased headcount of research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,990.8 million (US$314.0 million), compared with RMB1,031.0 million in the same period of 2021.

Others, net. Others, net was RMB397.2 million (US$62.7 million), compared with RMB20.8 million in the same period of 2021. The increase was primarily attributable to gains of RMB338.8 million resulted from the repurchase of convertible senior notes.

Income tax expense. Income tax expense was RMB29.8 million (US$4.7 million), compared with RMB12.5 million in the same period of 2021.

Net loss. Net loss was RMB2,284.1 million (US$360.3 million), compared with RMB904.9 million in the same period of 2021.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies and gain on the repurchase of convertible senior notes, was RMB1,654.9 million (US$261.1 million), compared with RMB891.0 million in the same period of 2021.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB5.80 (US$0.91), compared with RMB2.54 in the same period of 2021. Adjusted basic and diluted net loss per share were RMB4.20 (US$0.66), compared with RMB2.50 in the same period of 2021.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2022, the Company had cash and cash equivalents, time deposits, and short-term investments of RMB24.7 billion (US$3.9 billion).

Share Repurchase Program and Repurchase of Convertible Senior Notes

The Company announced in March 2022 that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. As of March 31, 2022, approximately 1.4 million ADSs had been repurchased under this program for a total cost of US$30.0 million. Mr. Rui Chen, chairman and chief executive officer of Bilibili, informed the Company that he had used his personal funds to purchase approximately 0.1 million of the Company’s ADSs in the open market for a total cost of US$3.0 million as of March 31, 2022.

In addition, the Company had repurchased an aggregate principal amount of US$204.0 million of December 2026 Notes with a total cash consideration of US$147.9 million as of March 31, 2022.

Recent Development

The Company applied to the Hong Kong Stock Exchange with regards to the proposed conversion to primary listing (the “Proposed Conversion”) and on April 29, 2022, received the acknowledgement from the Hong Kong Stock Exchange in respect to the application for the Proposed Conversion. The Effective Date of the Proposed Conversion is expected to be October 3, 2022 (the “Effective Date”). Upon the Effective Date, the Company will be dual primary listed on the Hong Kong Stock Exchange and the Nasdaq Global Select Market.

Outlook

For the second quarter of 2022, the Company currently expects net revenues to be between RMB4.85 billion and RMB4.95 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates.

2 Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 9, 2022 (8:00 PM Beijing/Hong Kong time on June 9, 2022).

Details for the conference call are as follows:

Event Title:	Bilibili Inc. First Quarter 2022 Earnings Conference Call
Conference ID:	2597295
Registration Link:	http://apac.directeventreg.com/registration/event/2597295

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until June 22, 2022:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-820-9035
Replay Access Code:	2597295

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies and gain on repurchase of convertible senior notes, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB
Net revenues:
Mobile games	1,170,746	1,295,350	1,357,818
Value-added services (VAS)	1,496,529	1,894,518	2,052,192
Advertising	714,687	1,587,616	1,040,770
E-commerce and others	519,111	1,003,299	603,319

Total net revenues	3,901,073	5,780,783	5,054,099
Cost of revenues	(2,963,197)	(4,682,981)	(4,246,858)
Gross profit	937,876	1,097,802	807,241
Operating expenses:
Sales and marketing expenses	(1,000,059)	(1,761,605)	(1,253,914)
General and administrative expenses	(388,531)	(538,120)	(535,296)
Research and development expenses	(580,254)	(797,617)	(1,008,843)

Total operating expenses	(1,968,844)	(3,097,342)	(2,798,053)

Loss from operations	(1,030,968)	(1,999,540)	(1,990,812)
Other income/(expenses):
Investment income/(loss), net	168,212	(93,331)	(626,316)
Interest income	11,277	26,583	34,300
Interest expense	(33,245)	(50,097)	(62,435)
Exchange (losses)/gains	(28,423)	4,056	(6,264)
Others, net	20,763	49,349	397,154

Total other income/(expenses), net	138,584	(63,440)	(263,561)

Loss before income tax	(892,384)	(2,062,980)	(2,254,373)
Income tax	(12,475)	(32,787)	(29,759)

Net loss	(904,859)	(2,095,767)	(2,284,132)
Net loss attributable to noncontrolling interests	1,304	7,753	2,150

Net loss attributable to the Bilibili Inc.’s shareholders	(903,555)	(2,088,014)	(2,281,982)
Net loss per share, basic	(2.54)	(5.34)	(5.80)
Net loss per ADS, basic	(2.54)	(5.34)	(5.80)
Net loss per share, diluted	(2.54)	(5.34)	(5.80)
Net loss per ADS, diluted	(2.54)	(5.34)	(5.80)
Weighted average number of ordinary shares, basic	355,351,263	391,248,558	393,538,141
Weighted average number of ADS, basic	355,351,263	391,248,558	393,538,141
Weighted average number of ordinary shares, diluted	355,351,263	391,248,558	393,538,141
Weighted average number of ADS, diluted	355,351,263	391,248,558	393,538,141

The accompanying notes are an integral part of press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31	March 31,
	2021	2021	2022
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	14,550	26,163	23,033
Sales and marketing expenses	13,012	15,257	12,592
General and administrative expenses	126,023	165,669	145,995
Research and development expenses	60,810	100,381	96,242

Total	214,395	307,470	277,862

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,
	2021	2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,523,108	5,077,992
Time deposits	7,632,334	6,580,545
Accounts receivable, net	1,382,328	1,274,585
Prepayments and other current assets	4,848,364	4,720,049
Short-term investments	15,060,722	13,071,197

Total current assets	36,446,856	30,724,368

Non-current assets:
Property and equipment, net	1,350,256	1,303,154
Production cost, net	1,083,772	1,195,475
Intangible assets, net	3,835,600	4,318,797
Goodwill	2,338,303	2,682,999
Long-term investments, net	5,502,524	5,946,991
Other long-term assets	1,495,840	1,735,390

Total non-current assets	15,606,295	17,182,806

Total assets	52,053,151	47,907,174

Liabilities
Current liabilities:
Accounts payable	4,360,906	4,301,876
Salary and welfare payables	995,451	591,130
Taxes payable	203,770	205,574
Short-term loan	1,232,106	1,492,027
Deferred revenue	2,645,389	2,634,532
Accrued liabilities and other payables	2,633,389	2,110,648

Total current liabilities	12,071,011	11,335,787
Non-current liabilities:
Long-term debt	17,784,092	16,442,571
Other long-term liabilities	481,982	656,896

Total non-current liabilities	18,266,074	17,099,467

Total liabilities	30,337,085	28,435,254

Total Bilibili Inc.’s shareholders’ equity	21,703,667	19,461,671
Noncontrolling interests	12,399	10,249

Total shareholders’ equity	21,716,066	19,471,920

Total liabilities and shareholders’ equity	52,053,151	47,907,174

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB
Net loss	(904,859)	(2,095,767)	(2,284,132)
Add:
Share-based compensation expenses	214,395	307,470	277,862
Amortization expense related to intangible assets acquired through business acquisitions	26,145	33,227	56,997
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(1,514)	(7,981)
(Gain)/Loss on fair value change in investments in publicly traded companies	(225,187)	96,771	641,114
(Gain) on repurchase of convertible senior notes	—	—	(338,779)

Adjusted net loss	(891,020)	(1,659,813)	(1,654,919)

Net loss attributable to the Bilibili Inc.’s shareholders	(903,555)	(2,088,014)	(2,281,982)
Add:
Share-based compensation expenses	214,395	307,470	277,862
Amortization expense related to intangible assets acquired through business acquisitions	26,145	33,227	56,997
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(1,514)	(7,981)
(Gain)/Loss on fair value change in investments in publicly traded companies	(225,187)	96,771	641,114
(Gain) on repurchase of convertible senior notes	—	—	(338,779)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(889,716)	(1,652,060)	(1,652,769)

Adjusted net loss per share, basic	(2.50)	(4.22)	(4.20)
Adjusted net loss per ADS, basic	(2.50)	(4.22)	(4.20)
Adjusted net loss per share, diluted	(2.50)	(4.22)	(4.20)
Adjusted net loss per ADS, diluted	(2.50)	(4.22)	(4.20)
Weighted average number of ordinary shares, basic	355,351,263	391,248,558	393,538,141
Weighted average number of ADS, basic	355,351,263	391,248,558	393,538,141
Weighted average number of ordinary shares, diluted	355,351,263	391,248,558	393,538,141
Weighted average number of ADS, diluted	355,351,263	391,248,558	393,538,141